April 26, 2024

VIA EDGAR

Mr. Paul Cline

Mr. Mark Rakip

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Net Lease, Inc.
Form 10-K for fiscal year ended December 31, 2023
Filed February 27, 2024
File No. 001-37390

Dear Mr. Cline and Mr. Rakip:

On behalf of Global Net Lease, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Christopher Masterson of the Company, dated April 16, 2024 (the “April 16th  Letter”). For convenience of reference, the Staff’s comments contained in the April 16th Letter are reprinted below in bold type and are followed by the corresponding response of the Company.

Form 10-K for fiscal year ended December 31, 2023

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 15 - Segment Reporting, page F-52

1.	We note that as a result of the mergers and the related strategic shift in your operations, you concluded you now operate in four reportable segments. Please revise your disclosure in future periodic filings to address the following or advise:

•	Revise the title your segment measure of profit or loss to net operating income or a similarly-titled measure so as to better reflect both the revenue and property operating expense components of your segment measure; and
•	We note you reconcile your segment measure of profit or loss to Net loss attributable to common stockholders, and not Net (loss) income before income tax. In future filings, revise your reconciliation to reconcile your segment measure to Net (loss) income before income tax; refer to ASC 280-10-50-30b.

Mr. Paul Cline

Mr. Mark Rakip

U.S. Securities and Exchange Commission

April 26, 2024

The Company acknowledges the Staff’s comment and advises the Staff that it will make the requested revisions to the Company’s disclosure in the Company’s Form 10-Q for the quarter ended March 31, 2024 and in future filings with the Commission.

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Please feel free to contact me at (332) 265-2074 should you require additional information or have any questions.

Sincerely,

GLOBAL NET LEASE, INC.

By:	/s/ Christopher Masterson
Christopher Masterson
Chief Financial Officer

Cc:	Joseph A. Herz, Greenberg Traurig, LLP
William A. Staffieri, PricewaterhouseCoopers, LLP